EXHIBIT (G)(2)



                   [LETTERHEAD OF HILTON HOTELS CORPORATION]



         January 31, 1997



         Mr. Rand V. Araskog
         Chairman and Chief Executive Officer
         ITT Corporation
         1330 Avenue of the Americas
         New York, New York  10019-5490

         Dear Rand:

         I understand from press reports that your directors will be meeting on February 4, 1997, to consider Hilton's $55 per share offer for ITT Corporation. I would very much like to meet with you in advance of that meeting, or make a presentation to the ITT Board at that meeting, and discuss the compelling benefits that we see from the combination of our two companies. As I am sure you are aware, the shareholders of both of our companies and industry analysts have responded enthusiastically to Hilton's merger proposal. This response confirms our view that it is in the best interests of each company and its respective shareholders, employees and other constituencies to make this combination a reality.

         As you know, we are excited about the benefits of this combination for both of our companies, and we hope that you will share that enthusiasm after we meet with you, your directors and your advisors to discuss its details.

         Best personal regards,

         /s/ Steve

         Stephen F. Bollenbach